UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. 1)

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ModusLink Global Solutions, Inc. (Name of Registrant as Specified in Its Charter)

PEERLESS SYSTEMS CORPORATION TIMOTHY E. BROG JAMES W. WESTPHAL

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 9, 2013

PEERLESS SYSTEMS CORPORATION

January [    ], 2013

Dear Fellow Stockholder:

Peerless Systems Corporation (“Peerless”), a significant and long-term stockholder of ModusLink Global Solutions, Inc. (“ModusLink” or the “Company”), owns approximately 2.2% of the Company’s outstanding common stock, par value $.01 per share (the “Common Stock”).  Our sole objective is to preserve and then maximize stockholder value.  During 2012, the Board of Directors has presided over a failed strategic alternatives process, an inquiry from the Securities and Exchange Commission (the "SEC") and an internal investigation which determined that certain client contracts had not been “properly aligned with best corporate practices.”  Even more disconcerting, an internal accounting evaluation concluded that its previously issued financial statements should no longer be relied upon.  As such, the Company announced that it is restating the past five years of its financial reporting and delaying the filings of both its Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K for the period ended July 31, 2012.  The Company also received notification from NASDAQ that it is non-compliant with the NASDAQ listing rules as a result of its failure to file such Forms 10-Q and Form 10-K on time.  Furthermore, the Company removed its former Chief Executive Officer without, after almost six months time, naming a successor and we are extremely concerned that there is no leadership during this crucial time period.  Despite numerous promises made by ModusLink’s management that they were implementing policies at the Company that would improve the operating performance and ultimately the stock price things have only gotten worse.  Since the 2011 annual meeting of stockholders (the “2011 Annual Meeting”), held on January 20, 2012, the price of ModusLink’s common stock has declined by 47.3% through December 21, 2012.  We believe it is evident that the Board of Director’s sense of urgency to implement a viable turnaround is lacking and we question who is safe guarding our investment.  The status quo is no longer acceptable.   IT IS TIME FOR A CHANGE.

As a stockholder of the Company, are you better off today than you were one year ago, three years ago, five years or six years ago?  If you are better off today than at any of those dates in time, then perhaps you should consider voting for the Company’s nominees.  However, if you are not better off today and you feel   IT IS TIME FOR A CHANGE,   we urge you to support our Nominees (defined below) and send a loud and clear message to the ModusLink Board.    IT IS TIME FOR A CHANGE.

Remember that the closing price of ModusLink Common Stock and its enterprise value of the Company on December 21, 2012, the day that Moduslink filed its Preliminary Proxy Statement (the “Announcement Date”), was $2.98 per share and $23 million, respectively.

Our nominees, Timothy E. Brog and James W. Westphal (the “Peerless Nominees” or “Nominees”), will represent two members of the Company’s seven person Board.  Accordingly, our Nominees will not be able to adopt any measures without the support of at least several other members of the current Board.  At the 2011 Annual Meeting, Peerless nominated Timothy E. Brog and Jeffrey S. Wald for election to the Board and Mr. Wald was elected and remains on the Board.  We believe that the election of our Nominees will provide another strong signal to the current Board of Directors that the stockholders of ModusLink want the Company to move in a new direction as opposed to continuing its failed policies of the past.

We are soliciting proxies to elect our director nominees, Timothy Brog and James Westphal.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  Our Nominees are in opposition to the Company’s nominees, the nominees of Handy & Harman LTD (“HNH”) and any other third party nominees.

Peerless urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders on or about                 , 2013.

If you have already voted for the incumbent management slate, HNH or another third party, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card.

If you have any questions or require any assistance with your vote, please contact [_____________________],which is assisting us, at its address and phone numbers listed below.

Thank you for your support.
Timothy Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Peerless’ proxy materials, please call
[_____________________],at the phone numbers listed below.

[_____________________],[        ].
[             ]
[             ]
Call Toll-Free: [        ]
Banks and Brokerage Firms Call Collect [         ]

2012 ANNUAL MEETING OF STOCKHOLDERS

OF

MODUSLINK GLOBAL SOLUTIONS, INC.

______________

PROXY STATEMENT

OF

PEERLESS SYSTEMS CORPORATION
 ______________

Peerless Systems Corporation, a Delaware Corporation (“Peerless”), is a significant stockholder of ModusLink Global Solutions, Inc., a Delaware corporation (“ModusLink” or the “Company”).  Peerless believes that the ModusLink Board of Directors (the “Board”) and its senior management team has overseen a continuous decline in operating performance, investments that have quickly lost significant value, a declining stock price and a chronically shrinking enterprise value.  Peerless believes that  IT IS TIME FOR A CHANGE.    Peerless is therefore seeking your support at the annual meeting of stockholders scheduled to be held at                          , on             , 2013 at         Eastern time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), relating to the following proposals:

1.
To elect Timothy Brog and James Westphal to the Company’s Board of Directors to each serve as a director for a three-year term expiring in 2015 or until a successor is duly elected and qualified, The Peerless Nominees are in opposition to the Company’s nominees, the nominees of HNH and any other third party nominees;

2.	To amend the Company’s Restated Certificate of Incorporation to declassify the Board of Directors;

3.	To approve, on an advisory basis, the compensation of ModusLink’s named executive officers;

4.	To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the current fiscal year; and

5.	The transaction of other business as may come properly before the Annual Meeting or any meetings held upon postponement or adjournment of the Annual Meeting.

As of the date hereof, Peerless owns 965,213 shares of ModusLink Common Stock, representing approximately 2.2% of the outstanding shares.  Peerless is the record owner of 100 shares of Common Stock and the beneficial owner of an additional 965,113 shares of Common Stock.

ModusLink has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as                    , 2013 (the “Record Date”).  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to ModusLink, as of the Record Date, there were [                   ] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.  Peerless intends to vote all of its Common Stock FOR the election of Timothy Brog and James Westphal, the Peerless Nominees, FOR the amendment to the Company’s Restated Certificate of Incorporation to declassify the Board of Directors, AGAINST the compensation paid to the Company’s named executive officers and ABSTAIN on the ratification of KPMG as the Company’s Independent Auditors, but reserves the right to change any such intention at its discretion.

Peerless strongly recommends that you DO NOT sign or return any proxy cards sent to you by the Company’s management, by HNH, or by any other third party.  If you have previously submitted any other proxy card, we urge you to revoke that proxy by voting in favor of the Peerless Nominees by using the enclosed BLUE proxy card.  Only the latest validly executed proxy that you submit will be counted.

THIS SOLICITATION IS BEING MADE BY PEERLESS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  PEERLESS IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH PEERLESS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

PEERLESS URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF TIMOTHY BROG AND JAMES WESTPHAL, IN FAVOR OF THE AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS AND AGAINST THE COMPENSATION PAID TO THE COMPANY’S EXECUTIVE OFFICERS.  PEERLESS IS NOT MAKING ANY RECOMMENDATION RELATING TO THE RATIFICATION OF KPMG AS THE COMPANY’S INDEPENDENT AUDITORS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY ANY OTHER PARTY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF TIMOTHY BROG AND JAMES WESTPHAL, FOR THE AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS AND AGAINST THE COMPENSATION PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICERS, BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED BLUE PROXY FOR THE ANNUAL MEETING TO PEERLESS, C/O [                   ] WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF MODUSLINK, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Peerless urges you to sign, date and return the enclosed BLUE proxy card today to vote FOR the election of the Peerless Nominees, FOR the amendment to the Company’s Restated Certificate of Incorporation to declassify the Board of Directors and AGAINST the compensation paid to the Company’s executive officers .

●	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Peerless, c/o [ ], in the enclosed envelope today.

●
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

●
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company, HNH or any other third party.  Even if you return the Company, HNH or another third party’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to Peerless.  Remember, you can vote for our Nominees only on our   BLUE   proxy card.  So please make certain that the latest dated proxy card you return is the   BLUE   proxy card.

If you have any questions regarding your proxy, or need assistance in voting your shares of Common Stock, please call:

[                   ]
[                   ]
[                   ]
Call Toll-Free: [                   ]
Banks and Brokerage Firms Call Collect: [                   ]

REASONS FOR THE SOLICITATION

Peerless believes that the ModusLink Board of Directors and management team continues its collective failure to safeguard shareholder value and are responsible for a chronically declining stock price.  Since last year’s annual meeting, the following has occurred under their supervision:

▪	Failed Strategic Review Process

▪	Received an inquiry from the SEC

▪	Conducted an internal investigation and found “accounting irregularities”

▪	Determined financial results from fiscal 2007 through the first two quarters of fiscal 2012, would need to be restated

▪	Failed to file its Quarterly Report on Form 10-Q for the April 30, 2012 and October 31, 2012 time periods as well as its Annual Report on Form 10-K for the period ended July 31, 2012

▪	Non-Compliant with NASDAQ listing requirements and received threat of being delisted

▪	Failed to appoint a new Chief Executive Officer to lead the Company, more than six months after the position effectively became vacant

▪	The share price of the Company’s Common Stock has declined by 47.3% through the Announcement Date

Over the past five fiscal years through the Announcement Date, approximately 94% of the Company’s enterprise value has been destroyed.  In our opinion, this decline was the result of poorly executed operating strategies, a series of unsuccessful acquisitions, and general sense of complacency at the Board.  Where is the sense of urgency to restore investor confidence and stockholder value?

MODUSLINK’S PERFORMANCE OVER THE PAST FIVE YEARS HAS
 BEEN A DISASTER FOR STOCKHOLDERS

When measured by almost any financial metric, ModusLink’s performance over the last five years has, in our opinion, been disastrous for the Company’s stockholders.  Consider the following:

●
The Board announced, on November 16, 2011, that the Company would be exploring strategic alternatives (the “Strategic Review Process”) to enhance stockholder value.  As part of the Strategic Review Process, the Board retained an investment bank to assist it with the process which included the possible sale of certain of the Company’s assets as well as the consideration of other options.  It has now been over one year and the Board has yet to inform its stockholders of any meaningful progress, if any, from the Strategic Review Process.  In our view, the Board has overseen a failed process that has not yielded any tangible benefits to ModusLink’s stockholders and has proven to be a waste of time and money.  Even more disappointing, the price of ModusLink’s Common Stock has declined by approximately 30.4% from the closing price the day after the Company publicly disclosed the Strategic Review Process through the Announcement Date.  The Board continues to waste time and money pursuing a process, that to date, has given stockholders nothing more than a false hope that change is underway.

●
ModusLink announced on June 11, 2012 that as a result of accounting irregularities it expects to restate five years of its financial results from fiscal 2007 through the first two quarters of fiscal 2012 and that it would delay filing its Quarterly Report on Form 10-Q for the period ended April 30, 2012.  On the date of this announcement ModusLink shares declined 35% intraday to $2.78 reaching a multi-year low. It subsequently announced that it would delay filing its Quarterly Report on Form 10-Q for the period ended October 31, 2012 as well as its Annual Report on Form 10-K for the period ended July 31, 2012.  From the time ModusLink made this announcement the share price of its Common Stock has declined by approximately 30.7% though the Announcement Date.  We are both concerned and disappointed that it has now been over six months since this announcement and ModusLink has still not provided its stockholders with the restated financial statements nor made the required filings with the SEC of its financial reports. Furthermore the Company is non-compliant with NASDAQ listing requirements and received a threat of being delisted.

●
The Board is using your money to award excessive severance and retention pay packages to executives who were directly responsible for the SEC inquiry, the financial irregularities and subsequent delayed filing of its financial reports with the SEC.  After being responsible for such failures, the Board awarded the Company’s former Chief Executive Officer a severance package consisting of $1,451,250, plus the accelerated vesting of up to 66,010 options and 38,923 shares of restricted stock.  In addition the Board awarded the former President of Global Operations a $450,000 severance payment.  Each of those two employees had a severance agreement with the Company and would have been entitled to certain payments if they were fired without “Cause.”  However it is not clear to us as stockholders, based upon the limited disclosure of the details of the irregularities, whether the actions taken by them rose to the level of “gross negligence or willful misconduct.”  Furthermore, in the wake of the SEC inquiry and resulting financial restatements, the Board entered into retention agreements with it Chief Financial Officer and General Counsel, the two individuals who have direct oversight over both the financial reporting and SEC related matters, where they each received a $400,000 bonus.  We ask why the Board used approximately $2.7 million of stockholders’ cash to richly reward those who were responsible for putting the Company in peril.

●
During fiscal years 2008 and 2009, ModusLink spent approximately $85 million for three acquisitions, and then subsequently wrote down $60 million or about two-thirds of the value of these ill-fated transactions. The Company has spent stockholder capital on unnecessary and costly initiatives such as implementing SAP Enterprise Resource Planning (“SAP ERP”) software for approximately $32.6 million.  Consider that the enterprise value for ModusLink declined from approximately $378 million, from when the project was integrated at the end of the Company’s fiscal 2007, to approximately $23 million on the Announcement Date, representing an astonishing 94% decrease in value.

●
The aggregate amount of money spent on the three ill-fated acquisitions ($85 million) and the costly initiative to implement a new ERP system ($32.6 million), is greater than  FIVE  times the enterprise value of the entire Company on the Announcement Date.

●
ModusLink too frequently has failed to deliver on its stated financial and operational growth targets.  For example, for the three months period ended January 31, 2012, which is the last time the company filed its financial reports with the SEC, revenues decreased year-over-year by $55.6 million or by 23.7%, while gross margins declined by 100 basis points year-over year.  On a sequential basis, from the quarter ended October 31, 2011, revenues fell by $27.6 million, or by 13.4% and gross margins decreased by 360 basis points.

●	IT IS TIME FOR A CHANGE.

WE LOST CONFIDENCE IN THE ABILITY OF THE BOARD TO SAFEGAURD THE COMPANY
AND MAXIMIZE STOCKHOLDER VALUE

Based on the continued poor track record of the ModusLink Board, we have no confidence in the ability of its current members to maximize stockholder value.  The problems at the Company have been ongoing and we hold all Board members accountable for the decline of the Company during their term of service, but we believe that the Board members that have served the Company the longest are the most responsible for the decline in stockholder value.  Therefore, it should be noted that each member of ModusLink’s seven-person Board (except for the two that were added to the Board as part of the Company’s settlement in 2010 with The ModusLink Full Value Committee and the Peerless nominee that was elected at the 2011 Annual Meeting) has an average length of service of nine years and has presided over ModusLink’s ruinous decline.  We question their judgment and business acumen, and it is clear that they do not have the capability to take the tangible steps necessary to improve the performance of the Company.   IT IS TIME FOR A CHANGE.

MODUSLINK’S COMMON STOCK PERFORMANCE

Four of the seven members of the Board and the two directors up for election this year have served since August 1, 2007.  During their oversight, from the closing price of the Common Stock on July 31, 2007 to the Announcement Date, the value of the Common Stock has plummeted approximately 75.4%, even when you include the $40 million or $0.91 per share special dividend paid in March 2011.  Over the last three fiscal years, management and the Board have blamed the challenging economy for the Company’s poor performance and as a consequence the dismal price of its Common Stock.  However, the economy cannot serve as an excuse for the Company’s failure to complete a strategic review process in a timely fashion, or for the Company’s accounting errors, deficiencies in internal control over financial reporting, restatement of five years of financial statements, and delays in filing annual and quarterly reports with the SEC.  The only people that the Chairman should blame are himself, his directors and his management team.  We would like to see the Board accept responsibility for their performance.  Stockholders are tired of hearing excuses from the Board and management.

Source:  Yahoo Finance

*   Adjusted for the special dividend of $.91 per share of Common Stock paid in March 2011

AS A SIGNIFICANT STOCKHOLDER OF MODUSLINK, WE ARE COMMITTED TO MAXIMIZING VALUE FOR ALL  STOCKHOLDERS

Peerless is a significant long term stockholder of ModusLink.  As such, our interests are aligned with yours.  We are interested solely in maximizing the value of the Common Stock for the benefit of all stockholders.

Our Nominees will, if elected, commit themselves to exploring all strategic alternatives to maximize stockholder value and ensuring that the Company undergoes a thorough and comprehensive strategic review of opportunities.  Our Nominees will, if elected, constitute a minority of the Board, at least until the 2013 annual meeting or some other change in composition of the Board.  Accordingly, the Nominees will not be able to adopt any measures without the support of at least some members of the current Board.  The Nominees therefore should be expected to articulate and raise their concerns about ModusLink’s business activities and strategy to maximize stockholder value with the rest of the ModusLink Board members.

Our Nominees are committed to:

●
Ensuring that ModusLink undergoes and completes a thorough and comprehensive strategic review of opportunities to maximize stockholder value.  We will argue forcefully for a genuine process to be carried out by the Board and that prudent decisions are made – no fire sales, change of control without a proper premium, or any other potential reactionary decisions to be taken by the Company.  On the other hand, we will also attempt to make sure that no attractive offers for all or part of the Company will be rejected without due consideration.

●
Ensuring that the Company undertakes a thorough line-by-line review of opportunities to cut costs and reduce overhead.  We don’t believe that now is the time to waste stockholder value by reinvesting any potential costs savings into new growth initiatives.  Furthermore, we will make sure that all consulting fees and expenses are justified.

●	Reducing executive compensation and bonus package to closely align pay with performance.

●	Seeking to attract new management talent, including retaining a new Chief Executive Officer.

Our interests are clearly aligned with yours, the other stockholders.  We want to maximize value for all ModusLink stockholders.  We see the opportunity for the Peerless Nominees to participate constructively as directors, and particularly with respect to maximizing value for all stockholders.  Our concern is to safeguard stockholder interests and that a sound turnaround plan is quickly instituted.  In our view, the performance of the current Board and management team have not served the best interests of the stockholders and raises serious questions as to whether the incumbent directors can provide the best solution to the Company’s problems.  Their record speaks for itself.    IT IS TIME FOR A CHANGE.

PEERLESS NOMINEES HAVE THE EXPERIENCE
NECESSARY TO ASSIST IN MAXIMIZING STOCKHOLDER VALUE

Peerless, a significant long term stockholder of ModusLink, has a vested financial interest in maximizing stockholder value for all ModusLink stockholders.  Our interests are aligned with the interests of all stockholders.  The Peerless Nominees have extensive experience in the financial services industry and global logistics industry as further discussed in the biographical extract below.  If elected to the Board, the Peerless Nominees will endeavor to use their experience to assist the Company with the goal of maximizing value for  ALL  stockholders.

The Peerless Nominees, if elected, will be two of seven directors on the Board.  If elected, the Peerless Nominees will, subject to their fiduciary duties as directors, work with the other members of the Board to maximize stockholder value.  Although the Peerless Nominees will not be able to adopt any measures without the support of other members of the current Board, we believe that the election of the Peerless Nominees will send a strong message to the Board that   IT IS TIME FOR A CHANGE.

BACKGROUND OF THE PROXY SOLICITATION

At the 2011 Annual Meeting, Peerless nominated Timothy E. Brog and Jeffrey S. Wald for election to the Board and presented a non-binding stockholder proposal recommending that the Board amend the Company’s certificate of incorporation and the Bylaws to eliminate the Company’s classified Board (the “2011 Declassification Proposal”).  Mr. Wald was elected to the Company’s Board of Directors and the 2011 Declassification Proposal was overwhelmingly approved by stockholders.

Immediately following the 2011 Annual Meeting Mr. Brog on several occasions offered to work with the Company to improve stockholder value and his overtures were rebuffed.  Over the past year Peerless attempted to privately communicate with the Company and refrained from making any public statements regarding many negative developments at and by the Company.  Peerless was also very careful not to take any actions that might have interfered with the so called Strategic Review Process that the Company initiated in November 2011.  On several occasions during calendar 2012, Mr. Brog communicated with some of the Company’s directors to discuss his views on ModusLink’s operations, as well as offer constructive advice on how to enhance stockholder value.  During those discussions, Mr. Brog requested that the Company consider appointing him to the Board of the Company so he could assist with both the Strategic Review Process as well as help devise and implement a credible turn-around plan for the Company.  Mr. Brog never received a response to his requests.

On October 18, 2012, Peerless sent a letter to the Company’s corporate secretary providing notice of its intent to nominate two directors, Timothy E. Brog and James W. Westphal, at the Annual Meeting to stand for election to the Board and its intent to present a non-binding stockholder proposal recommending that the Board amend the Company’s certificate of incorporation and the Bylaws to eliminate the Company’s classified Board.

PROPOSAL 1

ELECTION OF DIRECTORS

Peerless is seeking your support at the Annual Meeting to elect Timothy Brog and James Westphal, our Nominees, in opposition to the two ModusLink director nominees for the election of two Class I directors to serve until the 2015 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.  The Board is currently composed of seven directors, of which two are up for re-election at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect Timothy Brog and James Westphal, the Peerless Nominees, in opposition to the two ModusLink director nominees.

Peerless Nominees

Peerless has nominated Timothy Brog and James Westphal, both highly qualified nominees, who, if elected, will exercise their independent judgment in accordance with their fiduciary duties as directors in all matters that come before the Board.    Timothy Brog or James Westphal, Peerless’ Nominees, does not have any material relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  They are therefore independent under the Nasdaq Global Market’s rules on board independence.  They are neither employees of ModusLink, nor are they former employees of ModusLink.  They also do not have any personal or business relationships with ModusLink or any current Board member.   The Peerless Nominees would seek to maximize value for ALL stockholders.  If elected, and subject to their fiduciary duties as directors, the Peerless Nominees would have the ability to work with the other members of the Board to take those steps that they deem necessary or advisable to unlock the Company’s intrinsic value.

Set forth below are the age, business address, present principal occupation, employment history and directorships of companies for Timothy Brog and James Westphal for the past five years.  This information has been furnished to Peerless by its Nominees.  The Peerless Nominees are citizens of the United States of America.  The Peerless Nominees have been nominated by Peerless in accordance with the Company’s advance notice provision set forth in its By-Laws and have both consented to be named in the Peerless Proxy Statement and have agreed to serve if elected.

Timothy E. Brog, age 48, has been the Chairman of the Peerless Board of Directors since June 2008, Chief Executive Officer since August 2010 and a director of Peerless since July 2007.  Mr. Brog was the Managing Director of Locksmith Capital Management LLC, the portfolio manager to Locksmith Value Opportunity Fund LP, a private investment partnership, from September 2007 to August 2010 and the Managing Director of E2 Investment Partners LLC, a special purpose vehicle to invest in Peerless, from March 2007 to July 2008.  Mr. Brog was President of Pembridge Capital Management LLC, the portfolio manager of Pembridge Value Opportunity Fund LP, a deep value activist hedge fund, from June 2004 to September 2007.  Mr. Brog was the Managing Director of The Edward Andrews Group Inc., a boutique investment bank from 1996 to 2007.  From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisitions associate of the law firm Skadden, Arps, Slate, Meagher & Flom LLP.  Mr. Brog received a J.D. from Fordham University School of Law in 1989 and a B.A. from Tufts University in 1986.  Mr. Brog is also a Director of Eco-Bat Technologies Limited, the world´s largest producer of lead and lead alloys.  Mr. Brog’s operational, legal, investment banking and value investment experience position him well to serve as a director of the Company if elected.

James W. Westphal, age 49, has been a strategy consultant and investment banker to various industries since 1985, with a specialty in logistics, supply chain management and transportation since 1996.  Since 2004, Mr. Westphal has been Managing Director of Logistics and Business Services Capital, LLC (and its predecessor company, MergeGlobal, Inc.), a boutique investment bank focused on mergers & acquisitions, restructuring, and strategic advisory work in the global logistics sector.  From 2002 to 2004, he was Director of Corporate Strategy and Acquisitions at Atlantic Aviation, a leading provider of fueling and passenger services to the corporate jet sector.  From 2000 to 2002, he was Managing Director and Head of North American Transportation in Deutsche Bank’s corporate finance group.  From 1994 to 2000, he was Executive Director, Head of North American Transportation, and Head of Global Logistics in UBS’ corporate finance group.  Mr. Westphal was also an Associate in Salomon Brothers’ Mergers & Acquisition group from 1991 to 1994 and a Consultant at Monitor Company, a leading global strategy consulting firm ,  from 1985 to 1990.  He received an MBA and an MA in East Asian Studies from the University of Virginia and a BA in Economics from Amherst College.  Mr. Westphal’s knowledge relating to the logistics and supply chain management industry would be of significant value to the Company if elected.

There is no assurance that any of the candidates who have been nominated by the Company will serve as a director if a Peerless Nominee is elected.  Peerless does not expect that the Peerless Nominees will be unable to stand for election, but in the event that such person is unable to serve or, for good cause, will not serve, the shares represented by the enclosed BLUE proxy card will be voted for substitute nominees to the extent permitted by the Company’s By-Laws and applicable law.  In addition, Peerless reserves the right to nominate substitute persons if ModusLink makes or announces any changes to its Amended and Restated By-Laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Peerless Nominees.  In such cases, Peerless will disseminate a supplement to this proxy statement and a revised proxy card that (i) identifies the substitute nominees, (ii) states that such substitute nominees have consented to being named in the supplement and to serve if elected, (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such substitute nominees, and (iv) will otherwise comply with any applicable provisions under the Company’s By-Laws and SEC rules and regulations.  In any such cases, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominees.  Peerless reserves the right to nominate additional persons if ModusLink increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Peerless that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

Peerless strongly recommends that you DO NOT sign or return any proxy cards sent to you by the Company’s management, by HNH, or by any other third party.  If you have previously submitted any other proxy card, we urge you to revoke that proxy by voting in favor of the Peerless Nominees by using the enclosed BLUE proxy card.  Only the latest validly executed proxy that you submit will be counted.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF TIMOTHY BROG AND JAMES WESTPHAL, THE PEERLESS NOMINEES, ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL 2

APPROVAL OF THE AMENDMENT TO THE COMPANY’S
RESTATED CERTIFICATE OF INCORPORATION

Peerless believes that declassifying the ModusLink Board will increase its accountability to all stockholders and minimize the impact of entrenched directors and management.  As such, at the 2011 Annual Meeting Peerless put forth a proposal to that effect and its proposal was overwhelmingly approved by stockholders.

One year later, consequently, the Company now agrees with Peerless’ position on this matter and its Board has unanimously adopted and is submitting for stockholder approval an amendment to the Company’s Restated Certificate of Incorporation (the “Charter Amendment”) that would phase in the declassification of the Board and provide instead for the annual election of Directors.

The proposed Amendment eliminates the classification of the Board over a three-year period and provides for the annual election of all Directors beginning at the 2015 annual meeting of stockholders and makes certain conforming changes to the Company’s Restated Certificate of Incorporation and the Bylaws.  If approved, the Amendment would become effective upon the filing of a certificate of amendment with the Secretary of State of the State of Delaware, which the Company has stated would do promptly after stockholder approval is obtained for the Amendment.

Vote Required

The Company’s Restated Certificate of Incorporation provides that the Amendment may only be approved by the affirmative vote of seventy-five percent (75%) of the Company’s outstanding voting stock.  Therefore, approval of this Proposal 2 requires the affirmative vote of seventy-five percent (75%) of the outstanding shares of Common Stock entitled to vote.  Abstentions and “broker non-votes” will have the same effect as votes against this proposal.

PEERLESS STRONGLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT TO DECLASSIFY THE COMPANY’S BOARD OF DIRECTORS

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Peerless believes that it is appropriate to seek the views of stockholders on the design and effectiveness of the Company’s executive compensation program.  The Company is required to provide its stockholders with the opportunity to approve on an advisory basis the compensation of the named executive officers as such information is disclosed in the Company’s Proxy Statement.

The Company states that they align the compensation of its executive officers with both short and long term business goals, with a significant portion of compensation “at risk” and directly linked to the overall performance of the Company.  Furthermore, they state that the Company’s executive compensation policy aligns the interests of the executive officers with the interests of the Company’s stockholders.  Peerless believes that the compensation paid to its executive officers is extremely exorbitant especially in light of the Company’s rapidly declining business performance, shrinking enterprise value, plummeting stock price and the failure to comply with NASDAQ Rule 5250(c)(1) in the filings of its Annual Report on Form 10-K for its fiscal year ended July 31, 2012 and its Quarterly Report on Form 10-Q for the periods ended April 30, 2012 and October 31, 2012.  It is Peerless’ belief that based upon the total compensation paid to the Company’s named executive officers of $6.7 million in fiscal 2010, $4.0 million in fiscal 2011 and $6.9 million in fiscal 2012, either (a) the compensation paid to the Company’s executive officers is not aligned with the overall performance of the Company, or (b) the Company’s Board believes that the executive officers are performing well.  Moreover Peerless is concerned with the large amount of severance and retention bonuses that were offered to executives, who have mismanaged the Company.  During the three prior fiscal years referenced above, the Company’s enterprise value went from $178.1 million at the beginning of fiscal 2010 to $22.7 million as of the Announcement Date representing an 87.3% decline.

Peerless STRONGLY recommends that the stockholders vote AGAINST the following resolution:

Resolved, that the stockholders approve, on an advisory basis, the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosures in the Company’s proxy statement.

As an advisory vote, this proposal is not binding upon the Company or its Board of Directors.  However, the Company’s Compensation Committee may value the opinions expressed by its stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

Vote Required

Approval of this Proposal 3 requires the affirmative vote of a majority of the votes cast.  Abstentions and any “broker non-votes” will not be included in the vote totals and, as such, will have no effect on the outcome of this proposal.

PEERLESS STRONGLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “AGAINST” THE APPROVAL
OF THE COMPENSATION PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICERS.

PROPOSAL 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed KPMG LLP, an independent registered public accounting firm, to audit the Company’s consolidated financial statements for the fiscal year ending July 31, 2013, and recommends that the stockholders vote for ratification of such appointment.  If the stockholders do not ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm, the appointment will be reconsidered by the Audit Committee.  Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its stockholders’ best interests.

Vote Required

Approval of this Proposal 4 requires the affirmative vote of a majority of the votes cast. Abstentions and any “broker non-votes” will not be included in the vote totals and, as such, will have no effect on the outcome of this proposal.

Peerless is not making any recommendation relating to the ratification of KPMG LLP to serve as the Company’s independent registered public accounting firm for the current fiscal year.  If you return your signed BLUE proxy card without marking voting selections on this Proposal, no vote will be cast with respect to this Proposal 4.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock is entitled to one vote.  Stockholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date.  Based on publicly available information, Peerless believes that the only class of outstanding ModusLink securities entitled to vote at the Annual Meeting is shares of Common Stock.

Shares represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Timothy Brog and James W. Westphal, the Peerless Nominees to the Board, FOR the Proposal to eliminate the classified Board of Directors, AGAINST the compensation paid to the Company’s executive officers, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.  Peerless is not making any recommendation relating to the ratification of KPMG LLP to serve as the Company’s independent registered public accounting firm for the current fiscal year.  If you return your signed BLUE proxy card without marking voting selections on this Proposal, no vote will be cast with respect to this Proposal 4.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  The election of the director nominees requires the favorable vote of a plurality of all votes cast by the holders of the shares of Common Stock at a meeting at which a quorum is present.

Broker non-votes occur when holders of record, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the Annual Meeting.  Under the rules of The NASDAQ Stock Market LLC (“NASDAQ”), if a broker does not receive voting instructions from the beneficial owner, it may vote the shares of the beneficial owner on certain “discretionary” items, but not on “non-discretionary items.  Proposals 1, 2 and 3 are “non-discretionary” items.

Abstentions and broker non-votes will be counted as present for purposes of determining a quorum at the meeting.  However, abstentions and broker-non votes will have no effect with respect to Proposal 1.  With respect to Proposals 3 and 4, abstentions and any “broker non-votes” will not be included in the vote totals and, as such, will have no effect on the outcome of these proposals. With respect to Proposal 2, abstentions are considered shares “present and entitled to vote” at the meeting and therefore will have the same effect as voting against the proposal.

A stockholder may cast votes for the Peerless Nominees by so marking the ballot at the Annual Meeting or by specific voting instructions sent with a signed proxy to Peerless in care of [                                      ], at the address set forth on the back cover of this Proxy Statement.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such shares of Common Stock provide them with instructions on how to vote.

REVOCATION OF PROXIES

A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised.  Revocation may be accomplished by the execution of a later dated BLUE proxy, or a later casted Internet or telephone vote, with regard to the same shares or by giving notice in writing or in open meeting.  The delivery of a subsequently dated BLUE proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered to Peerless in care of [                                                            ] at the address set forth on the back cover of this Proxy Statement.  Although a revocation is effective if delivered to ModusLink, Peerless requests that either the original or photostatic copies of all revocations be mailed to Peerless in care of [                                      ] at the address set forth on the back cover of this Proxy Statement, so that Peerless will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding shares of Common Stock represented thereby.  Additionally, [                                      ] may use this information to contact stockholders who have revoked their proxies in order to solicit later dated BLUE proxies for the election of the Peerless Nominees.

IF YOU WISH TO VOTE “FOR” THE ELECTION OF THE PEERLESS NOMINEES TO THE BOARD,  “ FOR” THE APPROVAL TO AMEND THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS,  “ AGAINST” THE COMPENSATION PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICERS, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Peerless.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Peerless has entered into an agreement with [________________] for solicitation and advisory services in connection with this solicitation, for which  [________________]  will receive a fee not to exceed _______, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  [_____________________] will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.   [_____________________] will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Peerless has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Peerless will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that [_____________________] will employ approximately 10 people to solicit ModusLink’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Peerless.  In the event that the Peerless Nominees are elected to the Board, we will seek reimbursement of our expenses from ModusLink and will not submit such reimbursement to a vote of stockholders.  Costs of this solicitation of proxies are currently estimated to be approximately [_________].  Peerless estimates that through the date hereof its expenses in connection with this solicitation are approximately [________].

ADDITIONAL PARTICIPANT INFORMATION

Peerless’ Business Description

Founded in 1982, Peerless historically licensed imaging and networking technologies to the digital document markets.  Effective April 30, 2008, Peerless sold its imaging and networking technologies and certain other assets to Kyocera-Mita Corporation.  Peerless retains certain rights to continue licensing these technologies to customers in the digital document markets.  Peerless is seeking to maximize the value of its licensing business and is exploring various alternatives to enhance stockholder value, potentially through establishing a new venture or acquiring an existing business, as well as through other investment opportunities.

Additional Information

The principal business address of Peerless is 300 Atlantic Street, Suite 301, Stamford, CT 06901.  The principal business address of the Peerless Nominees are:

Timothy Brog, 300 Atlantic Street, Suite 301, Stamford, CT 06901
James W. Westphal, 89 Cavalry Road, #2 Westport, CT 06880

As of the date hereof, Peerless owns 965,213 shares of Common Stock, representing approximately 2.2% of the shares outstanding.  Peerless is the record owner of 100 shares of Common Stock and the beneficial owner of an additional 965,113 shares of Common Stock. Neither Mr. Brog nor Mr. Westphal directly owns any shares of the Company.  Due to his Chief Executive Officer position with Peerless, Mr. Brog may be deemed to indirectly beneficially own an aggregate of 965,213 shares of ModusLink Common Stock.  Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock owned by Peerless.

For information regarding purchases and sales of securities of ModusLink during the past two years by Peerless and the Peerless Nominees see Schedule I.

Peerless reserves the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

Peerless may from time-to-time determine to acquire additional securities of ModusLink, dispose of any or all securities of ModusLink, or seek to acquire a controlling interest in ModusLink through a merger, acquisition, tender offer, or other similar transaction, each to the extent deemed advisable by Peerless in light of its general investment policies, market conditions, subsequent developments affecting ModusLink and the general business and future prospects of ModusLink.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of ModusLink; (iii) no participant in this solicitation owns any securities of ModusLink which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of ModusLink during the past two years; (v) no part of the purchase price or market value of the securities of ModusLink owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of ModusLink, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of ModusLink; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of ModusLink; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of ModusLink’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which ModusLink or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by ModusLink or its affiliates, or with respect to any future transactions to which ModusLink or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Peerless Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

This section is based upon ModusLink’s revised proxy statement filed with the Securities and Exchange Commission (“SEC”) on January 7, 2013.

The following table sets forth certain information, as of November 26, 2012, with respect to the beneficial ownership of shares of Common Stock by: (i) 5% stockholders; (ii) the members of the Board of the Company, (iii) the named executive officers as set forth in the Company’s proxy statement; and (v) all current executive officers and members of the Board of the Company, as a group.

	Amount and Nature of Beneficial Ownership (1)
Name of Beneficial Owner	Number of Shares	Percent of Class(2)
5% Stockholders
Steel Partners, Ltd. (3)	6,551,185	14.9%
BlackRock, Inc. (4)	2,558,732	5.8%
Dimensional Fund Advisors LP (5)	2,795,753	6.5%
The Vanguard Group, Inc. (6)	2,192,546	5.0%

Directors and Nominees
Virginia G. Breen (7)	45,916	*
Jeffrey J. Fenton (8)	55,460	*
Francis J. Jules (9)	64,466	*
Edward E. Lucente (10)	74,316	*
Michael J. Mardy (11)	73,516	*
Joseph M. O’Donnell (12)	41,060	*
Jeffrey S. Wald	13,505	*

Named Executive Officers
Joseph Lawler (13)	679,393	1.5%
Steven G. Crane (14)	278,449	*
Scott R. Crawley (15)	34,020	*
Peter L. Gray (16)	131,448	*
Thomas Nightingale (17)	159,093	*
William R. McLennan (18)	68,274	*
David J. Riley (19)	36,976	*
All current executive officers and directors, as a group (11 persons)(20)	971,249	2.2%

*	Less than 1%
(1)
For purposes of this table, beneficial ownership is determined by rules promulgated by the Securities and Exchange Commission (the “SEC”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after November 26, 2012, through the exercise of any stock option or other right (“Presently Exercisable Options”). The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. The Company believes that each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of Common Stock listed as owned by such person or entity unless noted otherwise. Unless otherwise indicated, the address of each person listed in the table is c/o ModusLink Global Solutions, Inc., 1601 Trapelo Road, Suite 170, Waltham, MA 02451.

(2)	Number of shares deemed outstanding includes 43,841,342 shares of Common Stock as of November 26, 2012, plus any shares subject to Presently Exercisable Options held by the person in question.

(3)
Based on information provided in the Schedule 13D filed by Handy & Harman, Ltd. (“HNH”), BNS Holdings, Inc. (“BNS”), Steel Partners, Ltd. (“SPL”), Steel Partners Holdings L.P. (“Steel Holdings”), SPH Group LLC (“SPHG”), SPH Group Holdings LLC (“SPHG Holdings”), Steel Partners LLC (“Partners LLC”), and Warren G. Lichtenstein with the SEC on October 14, 2011 and all amendments thereto, including that certain Amendment No. 12 to Schedule 13D filed by HNH, SPL, Steel Holdings, SPHG, SPHG Holdings, Steel Partners Holdings GP, Inc. (“Steel Holdings GP”), Mr. Lichtenstein, Glen M. Kassan and Richard K. McClelland on September 28, 2012, a Form 4 filed by HNH on March 14, 2012 and Forms 4 filed by BNS and SPHG Holdings on June 15, 2012. The principal business address of HNH is 1133 Westchester Avenue, Suite N222, White Plains, NY 10604. The principal business address of the Reporting Persons other than HNH and Mr. McClelland is 590 Madison Avenue, 32nd Floor, New York, NY 10022. The principal business address of Mr. McClelland is 117 Caulder Drive, Oakville, Ontario Canada L6J 4T2.

•
SPL owns 60,000 shares of Common Stock. Mr. Lichtenstein is the Chief Executive Officer and sole director of SPL. Accordingly, by virtue of Mr. Lichtenstein’s relationship with SPL, Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock owned directly by SPL. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock owned directly by SPL except to the extent of his pecuniary interest therein. SPL and Mr. Lichtenstein have shared dispositive and voting power with respect to the 60,000 shares owned by SPL.

•
SPHG Holdings owns 540,015 shares of Common Stock. Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing manager of SPHG and the manager of SPHG Holdings. Accordingly, by virtue the relationships discussed above, each of Steel Holdings, SPHG, and Steel Holdings GP may be deemed to beneficially own the shares of Common Stock owned directly by SPHG Holdings. Each of SPHG, Steel Holdings, and Steel Holdings GP disclaims beneficial ownership of the shares of Common Stock owned directly by SPHG Holdings except to the extent of his or its pecuniary interest therein. SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP have shared dispositive and voting power with respect to the 540,015 shares owned by SPHG Holdings.

•
HNH owns 5,941,170 shares of Common Stock. SPHG Holdings owns approximately 55% of the outstanding shares of common stock of HNH. Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing manager of SPHG and the manager of SPHG Holdings Accordingly, each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP could be deemed to beneficially own the shares of Common Stock owned directly by HNH. Each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP disclaims beneficial ownership of the shares of Common Stock owned directly by HNH. HNH has sole dispositive and voting power with respect to the 5,941,170 shares owned by HNH.

(4)
Based solely on information provided in Amendment No. 2 to Schedule 13G filed by BlackRock, Inc. (“BlackRock”) with the SEC on February 13, 2012, BlackRock has sole dispositive power and sole voting power with respect to such shares. BlackRock’s address is 40 East 52  nd   Street, New York, NY 10022.

(5)
Based solely on information provided in a Schedule 13G filed by Dimensional Fund Advisors LP (“Dimensional”) with the SEC on February 14, 2012, Dimensional has shared dispositive power with respect to such shares and sole voting power with respect to 2,695,138 shares. Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishing investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are collectively referred to as the “Funds.” As a result of its role as investment advisor or investment manager to the Funds, Dimensional may be deemed to be the beneficial owner of the 2,795,753 shares of Common Stock held by the Funds. However, Dimensional does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held by the Funds and Dimensional disclaims beneficial ownership of such securities. Dimensional’s address is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746.

(6)
Based solely on information provided in a Schedule 13G filed by The Vanguard Group, Inc. (“Vanguard”) with the SEC on February 10, 2012, Vanguard has sole dispositive power with respect to 2,127,023 shares and sole voting power with respect to 65,523 shares. Vanguard has shared dispositive power with respect to 65,523 shares. Vanguard Fiduciary Trust Company (“VFTC”), a wholly-owned subsidiary of Vanguard is the beneficial owner of 65,523 shares as a result of its serving as an investment manager of collective trust accounts and VFTC directs the voting of such shares. Vanguard’s address is 100 Vanguard Blvd., Malvern, PA 19355.

(7)	Includes 16,800 shares which may be acquired by Ms. Breen pursuant to Presently Exercisable Options.
(8)	Includes 14,444 shares which may be acquired by Mr. Fenton pursuant to Presently Exercisable Options.
(9)	Includes 34,400 shares which may be acquired by Mr. Jules pursuant to Presently Exercisable Options.
(10)
Includes 27,200 shares which may be acquired by Mr. Lucente pursuant to Presently Exercisable Options. Includes 15,000 shares held by a limited partnership controlled by Mr. Lucente and his wife; Mr. Lucente and his wife have shared dispositive and voting power with respect to such shares.

(11)	Includes 34,400 shares which may be acquired by Mr. Mardy pursuant to Presently Exercisable Options.
(12)	Includes 14,444 shares which may be acquired by Mr. O’Donnell pursuant to Presently Exercisable Options.
(13)	Includes 325,110 shares which may be acquired by Mr. Lawler pursuant to Presently Exercisable Options. Mr. Lawler retired from the Company on October 1, 2012.
(14)	Includes 175,810 shares which may be acquired by Mr. Crane pursuant to Presently Exercisable Options.
(15)	Includes 11,666 shares which may be acquired by Mr. Crawley pursuant to Presently Exercisable Options.
(16)	Includes 83,404 shares which may be acquired by Mr. Gray pursuant to Presently Exercisable Options.
(17)	Includes 108,333 shares which may be acquired by Mr. Nightingale pursuant to Presently Exercisable Options.
(18)	Mr. McLennan’s employment with the Company ceased on June 11, 2012.
(19)	Mr. Riley’s employment with the Company ceased on July 3, 2012.
(20)	Includes 520,901 shares which may be acquired pursuant to Presently Exercisable Options.

OTHER MATTERS AND ADDITIONAL INFORMATION

Peerless is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Peerless is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

CERTAIN OTHER INFORMATION

Peerless has omitted from this Proxy Statement certain disclosures required by applicable law that will be included in the Company’s Proxy Statement and the forthcoming 2012 Annual Report on Form 10-K being sent by the Company in connection with the Annual Meeting.  These disclosures include, among other things, information concerning the compensation of the Company’s executive officers, and the procedures for submitting proposals for inclusion in the Company’s proxy statement at the next annual meeting. Stockholders should refer to the Company’s proxy statement in order to review this disclosure.  Peerless does not make any representation as to the accuracy or completeness of the information contained in the Company’s proxy statement.

This Proxy Statement and any other proxy soliciting materials relating to the solicitation of proxies by the Participants that are filed by Peerless with the SEC are available without charge at the SEC's website at http://www.sec.gov. In addition, the proxy materials are available without charge at [___________________].

Dated: [                        ], 2013

With kind regards, Your Fellow Stockholder PEERLESS SYSTEMS CORPORATION Timothy Brog Chairman and Chief Executive Officer

SCHEDULE I

TRANSACTIONS IN SECURITIES OF MODUSLINK
DURING THE PAST TWO YEARS

Except as otherwise specified, all transactions were effected in the open market.

Transactions in the Company’s securities by Peerless:

Date of Transaction	Nature of Transaction	Number of Securities	Date of Transaction	Nature of Transaction	Number of Securities
8/12/2011	Purchase	3,100	3/27/2012	Sale	74,782
8/15/2011	Purchase	21,512	3/29/2012	Sale	4,000
8/16/2011	Purchase	23,465	4/2/2012	Purchase	2,700
8/17/2011	Purchase	10,000	4/2/2012	Sale	5,930
8/18/2011	Purchase	100,060	4/3/2012	Purchase	25,222
8/19/2011	Purchase	81,347	4/4/2012	Purchase	1,242
8/22/2011	Purchase	26,416	4/5/2012	Purchase	28,444
8/23/2011	Purchase	8,825	4/16/2012	Purchase	1,087
8/24/2011	Purchase	111,355	4/18/2012	Purchase	14,003
8/25/2011	Purchase	45,701	4/19/2012	Purchase	13,314
8/26/2011	Purchase	250,000	4/23/2012	Purchase	320
8/29/2011	Sale	18,704	4/25/2012	Purchase	5,779
8/30/2011	Sale	2,977	4/30/2012	Purchase	9,901
9/2/2011	Purchase	47,365	5/2/2012	Purchase	1,871
9/6/2011	Purchase	3,626	5/3/2012	Purchase	12,901
9/9/2011	Purchase	68,670	5/4/2012	Purchase	14,428
9/12/2011	Purchase	31,539	5/8/2012	Purchase	2,963
9/14/2011	Sale	3,000	5/9/2012	Purchase	8,749
9/19/2011	Purchase	48,428	5/10/2012	Purchase	5,878
9/20/2011	Purchase	30,792	5/11/2012	Purchase	43,745
9/21/2011	Purchase	53,956	5/14/2012	Purchase	9,693
9/22/2011	Purchase	25,318	5/16/2012	Purchase	9,300
9/23/2011	Purchase	31,115	5/17/2012	Purchase	26,241
9/26/2011	Purchase	1,000	5/18/2012	Purchase	3,000
9/28/2011	Purchase	166,784	5/22/2012	Purchase	19,231
10/4/2011	Purchase	14,117	5/23/2012	Purchase	19,000
10/14/2011	Sale	30,030	6/14/2012	Purchase	62,000
10/18/2011	Sale	75,970	6/15/2012	Sale	30,000
10/19/2011	Sale	132	7/13/2012	Sale	9,672
10/24/2011	Sale	17,762	7/19/2012	Purchase	9,672
10/25/2011	Sale	3,967	7/26/2012	Purchase	2,400
10/26/2011	Sale	898	7/31/2012	Purchase	14,500
10/27/2011	Sale	45,951	7/31/2012	Sale	6,900

10/28/2011	Sale	769	8/1/2012	Purchase	30,000
10/31/2011	Sale	33,290	8/2/2012	Purchase	15,701
11/1/2011	Purchase	59,059	8/8/2012	Sale	3,300
11/2/2011	Purchase	5,000	8/9/2012	Purchase	3,838
11/7/2011	Purchase	11,300	8/14/2012	Purchase	659
11/9/2011	Purchase	10,000	8/15/2012	Sale	7,898
11/10/2011	Purchase	3,128	8/16/2012	Sale	12,701
1/30/2012	Sale	119	8/21/2012	Sale	6,100
1/31/2012	Sale	5,429	8/29/2012	Sale	612
2/1/2012	Sale	54,284	8/31/2012	Purchase	10,413
2/2/2012	Sale	26,035	9/4/2012	Purchase	5,000
2/3/2012	Sale	46,697	9/4/2012	Sale	5,000
2/8/2012	Sale	3,393	9/6/2012	Sale	15,600
2/9/2012	Sale	500	9/7/2012	Sale	5,000
2/10/2012	Purchase	3,034	9/11/2012	Sale	200
2/14/2012	Purchase	3,995	9/12/2012	Sale	1,000
2/15/2012	Sale	1,608	9/13/2012	Sale	44,617
2/16/2012	Sale	7,879	9/14/2012	Sale	10,000
2/21/2012	Purchase	500	9/18/2012	Sale	23,583
2/21/2012	Sale	1,687	9/19/2012	Sale	15,000
2/22/2012	Purchase	20,000	9/20/2012	Sale	10,000
2/22/2012	Sale	7,034	9/21/2012	Sale	29,728
2/23/2012	Sale	64,024	9/24/2012	Sale	19,400
2/27/2012	Purchase	18,287	9/25/2012	Purchase	2,000
2/28/2012	Purchase	1	9/25/2012	Sale	9,572
2/29/2012	Purchase	42,741	9/26/2012	Sale	6,595
3/2/2012	Purchase	80,100	9/27/2012	Sale	3,796
3/5/2012	Purchase	19,420	10/3/2012	Sale	30,800
3/6/2012	Purchase	29,683	10/4/2012	Sale	338
3/7/2012	Sale	150,000	10/9/2012	Purchase	20,000
3/8/2012	Sale	5,200	10/10/2012	Purchase	10,000
3/9/2012	Sale	9,753	10/19/2012	Purchase	13,488
3/12/2012	Sale	10,000	10/24/2012	Purchase	1,490
3/13/2012	Sale	1,900	10/25/2012	Purchase	300
3/14/2012	Purchase	500	10/26/2012	Purchase	1,568
3/16/2012	Purchase	3,422	11/6/2012	Purchase	2,325
3/21/2012	Purchase	7,005	11/7/2012	Purchase	12,658
3/22/2012	Purchase	100	11/20/2012	Purchase	1,760
3/26/2012	Sale	19,174	12/5/2012	Sale	15,615
3/27/2012	Purchase	200	12/11/2012	Purchase	112
			12/12/2012	Purchase	256

Transactions in the Company’s securities by the Nominees:

ALL PURCHASES AND SALES OF THE COMMON STOCK BY JAMES WESTPHAL DURING THE PREVIOUS TWO YEAR PERIOD INCLUDING THE DATES OF THE TRANSACTIONS AND THE NUMBER OF SHARES

Date of Transaction	Nature of Transaction	Number of Securities
11/18/2011	Bought	37,000
11/22/2011	Bought	10,000
12/6/2011	Bought	15,566
8/9/2012	Sold	1,500
8/14/2012	Sold	1,200
9/25/2012	Sold	311
9/26/2012	Sold	608
9/27/2012	Sold	16,947
9/28/2012	Sold	10,000
10/10/2012	Sold	500
11/14/2012	Sold	20,000
11/15/2012	Sold	11,500

IMPORTANT

Please review this document and the enclosed materials carefully.  YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1.	If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to [_____________________] (“[_______][ ]. (“”), in the postage-paid envelope provided today.

2.
If you have previously signed and returned a White proxy card to ModusLink, you have every right to change your vote.  Only your latest dated card will count.  You may revoke any White proxy card already sent to ModusLink by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided.  Any proxy may be revoked at any time prior to the 2012 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2012 Annual Meeting to [___________], or by voting in person at the 2012 Annual Meeting.

3.
If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE proxy card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares.

4 .	After signing the enclosed BLUE proxy card, do not sign or return the White proxy card, even as a sign of protest. Only your latest dated proxy card will be counted.

If you have any questions or need assistance in voting your BLUE proxy, please call our proxy solicitor:

[_____________________][         ]
________________
[_______], [__]

Call Toll-Free: _______________
Banks and Brokerage Firms Call Collect: ______________

PRELIMINARY DRAFT	SUBJECT TO COMPLETION
DATED JANUARY 9, 2013
MODUSLINK GLOBAL SOLUTIONS INC.

2012 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PEERLESS

THE BOARD OF DIRECTORS OF MODUSLINK
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Timothy Brog, James W. Westphal and Andrew Kule, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of ModusLink Global Solutions, Inc. (“ModusLink” or the “Company”), which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Stockholders of the Company scheduled to be held at [ ______________________], on [_____________]at [_________] a.m. local time, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Peerless a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2, AND “AGAINST” PROPOSAL 3.  IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL 4, THIS PROXY WILL NOT BE VOTED ON SUCH PROPOSAL.

This Proxy will be valid until the completion of the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X]Please mark vote as in this example

PEERLESS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND “FOR” PROPOSAL 2, AND “AGAINST” PROPOSAL 3.  PEERLESS IS NOT MAKING ANY RECOMMENDATION RELATING TO PROPOSAL 4.

Proposal 1 – Peerless’ Proposal to Elect Timothy Brog and James Westphal as Directors of the Company.

Nominees:	FOR all nominees	WITHHOLD authority from all nominees	*EXCEPTIONS
01 - Timothy Brog 02 – James W. Westphal	☐ ☐	☐ ☐	☐ ☐

(INSTRUCTIONS: To withhold authority to vote for an individual nominee, mark the "Exceptions" box and write nominee's name in the space provided below.)

*Exception:  _________________________________

Proposal  2 – To amend the Company’s Restated Certificate of Incorporation to declassify the Board of Directors.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal  3 – To approve, on an advisory basis, the compensation of ModusLink’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal  4 – To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the current fiscal year.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal  5 – To transact such other business that may properly come before the 2012 Meeting or any adjournments or postponements thereof.

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.